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                             September 8, 2023

       Andrey Kamenskiy
       Chief Financial Officer
       Mobile TeleSystems Public Joint Stock Company
       4 Marksistskaya Street
       Moscow 109147 Russian Federation

                                                        Re: Mobile TeleSystems
Public Joint Stock Company
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-15094

       Dear Andrey Kamenskiy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Independent Auditor's Report, page F-3

   1. We note that the audit report states that the Mobile TeleSystems PJSC and its subsidiaries
                                                        (the    Group   )
financial statements were audited in accordance with International
                                                        Standards on Auditing.
Please revise your filing to include an audit report that complies with Instruction 2 to
Item 8.A.2 of Form 20-F, which indicates that the financial
                                                        statements of the
issuer must be audited in accordance with the Standards of the Public
                                                        Company Accounting
Oversight Board (   PCAOB   ). In this regard, we note that on page
                                                        160 of your Form 20-F,
you include the audit report on the internal control over financial reporting of the Group
as of December 31, 2022, and that opinion also refers to an audit, in accordance with the
standards of the PCAOB, on the consolidated financial statements of the Group for the
year ended December 31, 2022.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Andrey Kamenskiy
Mobile TeleSystems Public Joint Stock Company
September 8, 2023
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



FirstName LastNameAndrey Kamenskiy                   Sincerely,
Comapany NameMobile TeleSystems Public Joint Stock Company
                                                     Division of Corporation
Finance
September 8, 2023 Page 2                             Office of Technology
FirstName LastName